UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2018
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment of Directors of Origin Agritech Limited

On July 30, 2018, the Board of Directors (“Board”) of Origin Agritech Limited (“Company”) appointed two new directors to the Board, Mr. Rong Chen and Mr. Aiyang Wang.

The new directors will receive compensation in line within the general parameters of compensation granted to all the other non-executive members of the Board.

Both Messrs. Rong Chen and Aiyang Wang have been determined by the Board to be independent directors.

Mr. Rong Chen, 61, founder of Elastos Foundation, is a technology industry veteran of over 30 years with 18-year entrepreneurial experience and 8-year experience of operating system development at Microsoft. Mr. Chen launched Elastos Foundation in June, 2017 for cryto-tokens and developing Blockchain technologies. Mr. Chen founded Kortide in Beijing in 2000 to design and implement Elastos, an advanced operating system for a secure Internet, from scratch. Mr. Chen has computer science B. Eng degree from Tsinghua University and Master’s degree University of Illinois at Urbana-Champaign. Mr. Rong Chen agreed to join Origin’s board as announced in the Company’s press release dated February 15, 2018 when the Company announced the cooperation with Elastos Foundation.

Mr. Chen has been selected as a board member because of his extensive knowledge in the technology space, some of which is related to the new directions of business, especially in the e-commerce business and blockchain technologies, that the Company plans to pursue. His experience will be helpful in shaping the future direction of the Company.

Aiyang Wang, 43, one of the Founders and CEO of Shenzhen DB Investment Management Co., Ltd., has over 15 years of experience in multi-functional management, capital market operations and cross-border mergers & acquisitions. During 2000 and 2014, Mr. Wang held various positions, including the Secretary of Board, and General Manager of Office in Shum Yip Group Limited, which holds several public listed companies including Shenzhen Investment (00604.HK) and Pingan Insurance (02318.HK, 601318.SZ). Mr. Wang has an EMBA degree in China Europe International Business School (CEIBS) and Master Degree of Economics in Sun Yat-Sen University and Shantou University.

Mr. Wang has been selected as a board member because of his extensive capital markets experience, which the Company believes will be instrumental in its pursuit of new business objectives and managing its current business and resources.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ James Chen
Name:	James Chen
Title:	CEO

Dated: July 30, 2018